Exhibit 99.2

Investor Relations Contact:

Iris Wu, Manager

irissh_wu@aseglobal.com

Tel: +886.2.6636.5678

http://www.aseglobal.com

December 28, 2015

ASE's Response to the December 28, 2015 Resolution Adopted by SPIL’s Board of Directors

December 28, 2015 – Advanced Semiconductor Engineering, Inc. (TWSE Code: 2311, NYSE Code: ASX) (“ASE”) noted today that the board of directors of Siliconware Precision Industries Co., Ltd. (“SPIL”) resolved to temporarily postpone the convening of the extraordinary general shareholders’ meeting in connection with a proposed private placement deal and that, subject to the conditions that (i) ASE immediately terminate its proposed second tender offer for SPIL shares and (ii) both parties commence negotiations on mutually-agreed foundations, SPIL will evaluate the 100% share exchange proposal (the “Proposal”) previously proposed by ASE.

On December 22, 2015, ASE announced its plan to commence concurrent tender offers in the Republic of China (the “ROC Offer”) and in the United States (the “U.S. Offer,” and together with the ROC Offer, the “Tender Offer”) for common shares, including those represented by American depositary shares, of SPIL from December 29, 2015 to February 16, 2016. In order to protect the rights and interests of SPIL shareholders, ASE will lawfully commence the Tender Offer on December 29, 2015 as previously announced. ASE urges SPIL shareholders to participate in the Tender Offer. Notwithstanding the above, ASE sincerely hopes that the parties can commence negotiations on the Proposal as soon as possible, and complete such negotiations before the expiration of the Tender Offer, under the following terms and conditions previously proposed by ASE on December 14, 2015:

•	Price: NT$55 per common share (or NT$275 per American depositary share).

•	Acquisition amount and legal entity name: all shares of SPIL not otherwise owned by ASE. If the share exchange transaction is consummated, SPIL will become a wholly-owned subsidiary of ASE. ASE will maintain SPIL’s separate legal entity status and retain SPIL’s legal entity name.

•	All directors and management of SPIL will be retained and their current compensation and benefits maintained.

•	SPIL’s current employee policies will be observed and all SPIL employees will be retained to ensure the protection of their labor rights.

•	SPIL must terminate or cancel the share placement agreement with Tsinghua Unigroup Ltd. in accordance with its terms or applicable laws (and terminate any other transaction that will dilute SPIL’s shares or other similar transactions).

ASE’s investment in SPIL was based on our sincere belief in the need for Taiwan’s semiconductor packaging and testing industry players to actively seek opportunities for cooperation and resource consolidation to maintain and further improve the competitive strength of Taiwan’s semiconductor packaging and testing industry in the face of intensified global competition and emerging competitors. Therefore, ASE greatly values its investment in SPIL and hopes that this investment can promote cooperation between both companies, set an excellent example in Taiwan for productive cooperation between two exemplary companies in the face of intense competition and preserve the results of both parties’ efforts in the Taiwan semiconductor industry in the past 30 years.

Important Additional Information

This release is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell SPIL’s securities.

In connection with the ROC Offer, ASE will file a tender offer document with the Republic of China Financial Supervisory Commission (the “FSC”).  Copies of the ROC Offer documents will also be available by contacting KGI Securities Co. Ltd. (“KGI”), the tender offer agent for the ROC Offer, at +886-2-2389-2999 or at the website maintained by KGI at http://www.kgieworld.com.tw, or at the Market Observation Post System website at http://mops.twse.com.tw/mops/web/index.

In connection with the U.S. Offer, a tender offer statement and related materials will be filed by ASE with the U.S. Securities and Exchange Commission (the “SEC”).  Investors and security holders will also be able to obtain a copy of these statements and other documents filed by ASE free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement, related materials will be available free of charge by contacting ASE’s information agent for the U.S. Offer, MacKenzie Partners, Inc., toll-free at +1-(800) 322-2885 for U.S. or Canada or +1-212-929-5500 for other countries.

Investors and security holders are urged to carefully read the tender offer statements and any other documents relating to the ROC Offer and U.S. Offer filed by ASE with the SEC and FSC when they become available, as well as any amendments and supplements to those documents, because they will contain important information.

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